UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51520

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Croft & Bender LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4401 Northside Parkway NW, Suite 395
(No. and Street)

Atlanta	GA	30327
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald Goldman	404-841-3131	rgoldman@croft-bender.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bennett Thrasher LLP
(Name – if individual, state last, first, and middle name)

3300 Riverwood Parkway, Suite 700	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

01/19/10	4051
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald B Goldman _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Croft & Bender LP _____ , as of December 31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Director, CCO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Croft & Bender LP

Financial Statements
with Supplementary Information
December 31, 2025

Croft & Bender LP

Table of Contents
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Croft & Bender LP as of December 31, 2025, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Croft & Bender LP as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Croft & Bender LP's management. Our responsibility is to express an opinion on Croft & Bender LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Croft & Bender LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital under Rule 15c3-1, the Computation for Determination of Reserve Requirements under Rule 15c3-3, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1, the Computation for Determination of Reserve Requirements under Rule 15c3-3, and Information Relating to the



Possession or Control Requirements under Rule 15c3-3 as of December 31, 2025 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Croft & Bender LP's auditor since 2015.

Bennett Thrasher LLP

Atlanta, Georgia
February 27, 2026

Croft & Bender LP

Statement of Financial Condition
December 31, 2025

Assets

Current assets
Cash	$	1,520,437
Due from related party		10,280
Accounts receivable		129,734
Prepaid expenses		107,791
Total current assets		1,768,242
Operating lease right of use asset		611,294
Furnishings and equipment, net		-
Other assets		26,409
Total assets	$	2,405,945

Liabilities and partners' capital

Current liabilities
Accounts payable and accrued expenses	$	124,650
Operating lease liability		620,822
Deferred revenue		867,718
Total liabilities		1,613,190

Partners' capital
Partners' capital		1,473,485
Accumulated deficit		(680,730)
Total partners' capital		792,755
Total liabilities and partners' capital	$	2,405,945

The accompanying notes are an integral part of these financial statements.   3

Croft & Bender LP

Statement of Income
For the Year Ended December 31, 2025

Revenues		
Investment banking fees	$	**7,973,810**
Management fees		**367,073**
Client reimbursements		**20,613**
Interest income		**97,876**
Total revenues		**8,459,372**
Operating expenses		
Salary and benefits expense		**5,845,767**
Commissions paid to other broker dealers		**553,500**
Office expense		**413,061**
Professional fees		**230,292**
Occupancy expense		**316,084**
Business development expense		**146,395**
Client reimbursed expenses		**110,020**
Other operating expenses		**208,240**
Depreciation expense		**906**
Total operating expenses		**7,824,265**
Net income	$	**635,107**

The accompanying notes are an integral part of these financial statements.   4

Croft & Bender LP

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2025

	Accumulated Deficit	Contributed Capital Limited Partners	General Partner	Total Partners' Capital
Balances, December 31, 2024	$ (270,798)	$ 1,423,485	$ -	$ 1,152,687
Net income	635,107	-	-	635,107
Partner contributions	-	50,000		50,000
Partner distributions	(1,045,039)	-	-	(1,045,039)
Balances, December 31, 2025	**$ (680,730)**	**$ 1,473,485**	**$ -**	**$ 792,755**

The accompanying notes are an integral part of these financial statements.　　　　　5

Croft & Bender LP

Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	635,107
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		906
Non-cash lease expense		8,741
Changes in:		
Accounts receivable		(67,200)
Contract assets		50,371
Prepaid expenses		(16,109)
Due from related party		(3,832)
Accounts payable and accrued expenses		99,099
Deferred revenue		78,364
Net cash provided by operating activities		**785,447**

Cash flows from investing activities

Purchases of furnishings and equipment		-
Net cash used in investing activities		**-**

Cash flows from financing activities

Contributions from partners		50,000
Distributions to partners		(1,045,039)
Net cash used in financing activities		**(995,039)**

Net increase in cash		**(209,592)**
Cash, beginning of year		**1,730,029**
Cash, end of year	$	**1,520,437**

The accompanying notes are an integral part of these financial statements.

1.   Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital III, L.P. and its parallel partnership, C&B Capital III (PF), L.P. (collectively referred to as "Fund III"), which is a private equity investment partnership referred to herein as the "Fund". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Performance Obligations
The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction Price and Variable Consideration
The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties

expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Investment Banking
Revenues from merger and acquisition and capital raising engagements consist of success fees and retainer fees. These fees are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully execute a specific transaction. Fees billed or received prior to the completion of the transaction (such as retainer fees) are recorded within deferred revenues in the accompanying statement of financial condition until the transaction is completed or the engagement is otherwise concluded or terminated.

A portion of the success fees the Company receives are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Payment for success fees is generally due promptly upon closing of the transaction. The Company recognizes a receivable for fees where the completion of the milestone has occurred, but payment by the customer has not been received. The Company has elected the practical expedient to not assess the existence of a financing component for contracts where the Company expects that the period between the achievement of the milestone and the payment by the customer will be one year or less.

Expenses associated with investment banking engagements are considered fulfillment costs and are expensed when incurred. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or conclusion of the engagement are deferred and recorded as a contract liability, within deferred revenue, in the statement of financial condition. Client reimbursement revenue and expenses are recorded on a gross basis in the statement of income, as the Company is acting as a principal in the arrangement.

During 2025, investment banking revenue was recognized from 18 clients, and 5 clients accounted for approximately 89% of such revenues. Investment banking engagement agreements with 14 clients were open at December 31, 2025.

Management Fees

Through a management agreement with the General Partner of the Fund, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Fund during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments.

Management fees are considered variable as they are subject to fluctuation (e.g. changes in capital commitments or capital contributions used to make portfolio investments) and are recognized only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Management fees are included in revenue at the end of each quarter when the total capital commitments and capital contributions of limited partners of the Fund is known.

Cash

Cash represents interest and non-interest bearing deposits in a bank located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are due from clients mainly for providing investment banking services, and are stated at the amount the Company expects to collect, are uncollateralized and do not bear interest.

The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2025, management has concluded that an allowance for credit losses is not necessary.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, software, and office equipment. Expenditures for maintenance and minor repairs are charged to expense as incurred. Expenditures for major additions and betterments are capitalized.

Depreciation and amortization is computed using the straight-line method based on the assets estimated useful lives. Estimated useful lives are as follows: 5 to 7 years for furniture and equipment, 3 years for software, and 8 years for leasehold improvements. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining life of the lease.

Leases

The Company accounts for its leases in accordance with FASB, ASC 842, *Leases* (ASC 842). In accordance with ASC 842, the Company is required to recognize a right of use asset and a lease liability for all leases (other than leases that meet the definition of a short-term lease). The lease liability is equal to the present value of lease payments, and the right of use asset is equal to the lease liability, adjusted for other factors. For income statement purposes, ASC 842 requires leases to be classified as either operating or financing. Operating leases result in a straight-line expense pattern while finance leases result in a front-loaded expense pattern.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for 2022, 2023, and 2024 are subject to examination by tax authorities, and may change upon examination.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing a single service within one line of business. The Company has identified the Managing Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the report, the date the financial statements were issued. Management has determined there were no subsequent events requiring recognition or disclosure in the financial statements.

2.   Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2025:

Furniture and fixtures	$209,539
Office equipment	80,497
Leasehold improvements	451,245
	741,281
Less accumulated depreciation	(741,281)
Furnishings and equipment, net	$ -

Depreciation expense for the year ended December 31, 2025 amounted to $906.

3.   Related Party Transactions

The partners of the Company are also principal owners and managing partners of a company, which is the General Partner of Fund III and its parallel partnership. Total management fees of

$367,073 were earned from Fund III in 2025. At December 31, 2025, $260 is included in due from related party on the statement of financial condition from Fund III.

The Company has an agreement with the General Partner where the General Partner processes all payroll for the Company. The Company reimburses the General Partner for all payroll expenses. Total salaries and payroll taxes incurred by the General Partner during 2025 totaled $5,376,976 and are included in salaries and benefits expense on the statement of income.

The partners of the Company may sit on the Board of Directors of some of the clients of the Company, or may sit on or attend Board of Directors meetings of some portfolio companies of the Fund in exercise of the Fund's observation rights. The Company may, from time to time, enter into commercial arrangements with clients or vendors which have Board members or employees that are related parties to partners of the Company.

During 2024, the managing directors and vice presidents of the Company formed an entity, C&B Partners (Rentvine) LLC, to facilitate personal investments in a separate company, Rentvine LLC. At December 31, 2025, $5,007 is included in due from related party on the statement of financial condition from C&B Partners (Rentvine) LLC.

4.   401(k) Plan

The Company has adopted a 401(k) Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan on behalf of the partners and employees totaled $151,056 for 2025.

5.   Leases

Operating Leases

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed.

The Company has two non-cancelable operating lease agreements for office space and office equipment which expire in 2028. Lease expense is recognized for these leases on a straight-line basis over the lease term. The Company has made an accounting policy election to not apply the recognition requirement to leases with a term of less than one year (short term leases). There were no payments under short term leases during 2025.

The Company's leases include both lease (fixed rent payments) and non-lease components (common-area or other maintenance costs) which are accounted for as a single lease component as management has elected the practical expedient to group lease and non-lease components for all leases. The Company excludes options to extend or terminate a lease from its recognition as part of the right-of-use assets and lease liabilities until those options are reasonably certain and/or executed. Management has determined that the Company does not have any material guarantees, options to purchase, or restrictive covenants related to these leases.

The Company has made the election to apply the risk-free rate to discount lease payments to present value. As of December 31, 2025, the weighted-average discount rate is 4% and the weighted-average remaining lease term is 2.08 years.

Operating lease expense for the year ended December 31, 2025 totaled $306,962, of which $16,568 is included in office expense and $290,394 is included in occupancy expense in the accompanying statement of income. For the year ended December 31, 2025, cash paid for amounts included in the measurement of operating lease liabilities totaled $298,220.

As of December 31, 2025, the future minimum lease payments of operating lease liabilities are as follows:

Year	Amount
2026	306,673
2027	315,397
2028	26,963
Total minimum future rental payments	649,033
Present value discount	(28,211)
Operating lease liability	$ 620,822

6.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2025, the ratio of aggregate indebtedness to net capital was 2.5070 to one, and net capital was $433,541, which was $361,078 more than the required minimum net capital.

7. Contingencies

In the ordinary course of business, the Company is subject to litigation and regulatory matters. In accordance with the provisions of U.S. GAAP for loss contingencies, the Company establishes accruals for legal matters when potential losses associated with the actions become probable and the amount of loss can be reasonably estimated. In November 2025, the Company entered into settlement negotiations with a former employee. Management has determined that it is probable that the Company will pay a settlement related to an ongoing matter, and has accrued $75,000 in accounts payable and accrued expenses in the accompanying statement of financial condition, which represents the settlement amount that management considers to be both probable and estimable as of the report date.

The claimant is seeking a total settlement of $160,000, which represents the maximum exposure to the Company. Management has concluded that it is reasonably possible that the ultimate settlement amount related to this matter may exceed the amount accrued. However, as of the report date, the Company is still in active negotiations with the claimant and cannot reasonably estimate any additional loss or range of loss, beyond the amount accrued, due to the current stage of the matter and the inherent uncertainties involved.

For regulatory purposes, the Company has included the additional exposure of $85,000 as a regulatory adjustment in its computation of net capital in accordance with SEC Rule 15c3-1. The regulatory adjustment, combined with the $75,000 accrual included in the accompanying financial statements, represents the full amount of the potential exposure to the Company as of the report date.

Croft & Bender LP

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2025

Computation of Net Capital

Partners' capital, December 31, 2025	$ 792,755	
Less: Regulatory adjustment - contingent litigation (Note 7)	(85,000)	
Adjusted partners' capital		707,755
Less: Non-allowable assets		
Due from related party	(10,280)	
Accounts receivable	(129,734)	
Prepaid expenses	(107,791)	
Other assets	(26,409)	
Total non-allowable assets		(274,214)
Net capital		$ 433,541

Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$ 124,650	
Deferred revenue	867,718	
Operating lease liability	620,822	
Less: operating right of use asset to the extent of operating lease liability	(611,294)	
Total aggregate indebtedness prior to regulatory adjustment		1,001,896
Regulatory adjustment - contingent litigation (Note 7)		85,000
Total aggregate indebtedness		$ 1,086,896

Computation of Minimum Net Capital Requirement

Net capital		$ 433,541
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		72,463
Net capital in excess of requirement		$ 361,078
Ratio of aggregate indebtedness to net capital		2.5070 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2025

There is no difference between net capital computation reported in Part IIA of Form X-17A-5 as of December 31, 2025 and the net capital computation above.

Croft & Bender LP

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2025

The Company is filing an Exemption Report for fiscal year ended December 31, 2025 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

Croft & Bender LP

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2025

The Company is filing an Exemption Report for fiscal year ended December 31, 2025 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.



Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Croft & Bender LP (the Partnership) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Partnership limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. In addition, the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Croft & Bender LP's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Bennett Thrasher LLP

Atlanta, Georgia
February 27, 2026

CROFT & BENDER
A LIMITED PARTNERSHIP

INVESTMENT BANKERS

4401 Northside Parkway, N.W. • Suite 395 • Atlanta, GA   30327
(404) 841-3131 • www.croft-bender.com
Member FINRA and SIPC

February 27, 2026

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2025

Dear Sir/Madame:

Croft & Bender LP (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Exemption Report is true and correct for the Company for the year ended December 31, 2025.

Sincerely,

Signed by:

Ronnie Goldman

DB7D1E50F48A4A6...

Ronald B. Goldman
Managing Director
Chief Compliance Officer



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Partners and Board of Directors
of Croft & Bender LP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Croft & Bender LP (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7



for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher LLP

Atlanta, Georgia
February 27, 2026

Croft & Bender LP
December 31, 2025
SIPC 7 Reconciliation

Gross Revenues for SIPC-7 (line 3)		$	8,459,372		
Total Deductions for SIPC-7 (line 6)		$	553,500		
SIPC Net Assessable Revenues		$	7,905,872		
General Assessment @	0.0015	$	11,859		
Overpayment Credit Applied		$	-		
Payments and credits		$	11,827		
Assessment Balance Due After All Credits and Payments		$	32		
Late Payment Interest (if any)		$	-		
Amount Due on SIPC-7 with Interest		$	32		

			Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$	11,827	2024	ACH	SIPC
Paid with SIPC 7	$	31	March 1, 2026	ACH	SIPC
Total Paid	$	11,858			
Overpayment (Underpayment)	$	(1)			